IndexIQ ETF Trust

800 Westchester Avenue

Suite S-710

Rye Brook, NY 10573

July 14, 2015

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	IndexIQ ETF Trust – File Nos.: 811-22227 and 333-152915 (the “Registrant”)

Dear Sir or Madam:

Electronically transmitted for filing via EDGAR is the registration statement relating to the IQ 50 Percent Hedged FTSE International ETF, IQ 50 Percent Hedged FTSE Europe ETF, IQ 50 Percent Hedged FTSE Germany ETF, IQ 50 Percent Hedged FTSE Japan ETF, and IQ 50 Percent Hedged FTSE Emerging Markets ETF (collectively, the “Funds”), each a series of the Registrant. This post-effective amendment number 34 is being filed to register the Funds and does not affect the currently effective series of the Registrant. This post-effective amendment is intended to become effective on July 15, 2015 in accordance with Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”). We hereby represent that this post-effective amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

No fee is required in connection with this filing. Please do not hesitate to contact Matthew V. Curtin at (914) 481-8397 if you have any questions regarding this filing.

Very truly yours,

/s/ Matthew V. Curtin

Matthew V. Curtin

Secretary